UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for August 07, 2015

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.

Enclosures: SASOL LIMITED - Trading statement for the financial year ended 30 June 2015


Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:     JSE: SOL	NYSE: SSL
Sasol Ordinary ISIN codes:      ZAE000006896  	US8038663006
Sasol BEE Ordinary Share code:  JSE: SOLBE1
Sasol BEE Ordinary ISIN code:   ZAE000151817
("Sasol")

SOL: SASOL LIMITED - Trading statement for the financial year ended 30 June 2015

Sasol's headline earnings per share (HEPS) for the financial year ended 30 June 2015 is expected to decrease by between 14% and 19% (approximating R8,42 to R11,43 per share) and earnings per share
(EPS) for the same period is expected to range between a 3% decrease and a 2% increase (approximating a R1,46 decrease per share to a R0,97 increase per share), off a 2014 financial year base of R60,16 and R48,57 respectively. On a normalised basis, excluding the impact of notable once-off items, net impairment charges and the share-based payment expense, EPS are expected to decrease by between 26% and 31%.

Sasol's profitability for the 2015 financial year was positively impacted by the following factors within our control :
Another year of strong operational performance, with increases in production and sales volumes at most of our businesses across our integrated value chain;
Resilient gross margins achieved across our businesses as a result of our diversified asset portfolios and the contributions from our Response Plan initiatives; and Normalised cash fixed costs trending well below inflation due to exceeding the Business Performance Enhancement Programme and Response Plan cost savings targets for the 2015 financial year.

Profitability further benefitted from:
A 10% weaker average rand/US dollar exchange rate;
Once-off charges prompted by volatile macro-economic factors, changes to the share price and decisive management actions:
A cash-settled share-based payment credit of R1,3 billion compared to an expense of R5,4 billion in the prior year, largely due to a 29% lower share price partially negated by the increase in the number of share options exercised during the year; Extension of the useful life of our Southern African operations resulting in lower depreciation and rehabilitation charges amounting to R3,2 billion;
Reversal of a provision of R0,5 billion based on the South African Competition Appeal Court setting aside a previous Competition Tribunal decision relating to Sasol's propylene and polypropylene pricing; and
Net re-measurement items expense of R0,8 billion for the financial year compared to a R7,6 billion expense in the previous financial year.

Conversely, Sasol's profitability was negatively impacted by a 33% lower average Brent crude oil price (average dated Brent was US$73,46/barrel for the 2015 financial year compared to US$109,40 in the prior year).

We delivered another year of strong group-wide operational performance to enable us to mitigate the impact of the lower oil price, with liquid fuel sales volumes at our Energy business increasing by 5% from the prior year to a record of 61,5 million barrels, exceeding our previous guidance of 59 million barrels. Our Base Chemicals and Performance Chemicals businesses increased their sales volumes by 2% and 3%, respectively, on a comparable basis. In addition, our ORYX GTL facility sustained its solid performance, with an average utilisation rate of 90% for the year, despite a 28 day shutdown during December 2014 and January 2015. A detailed production summary and key business performance metrics have been made available on our website, www.sasol.com.

Our company-wide Business Performance Enhancement Programme aimed at ensuring cost discipline and focused cost reductions is progressing well, and we are set to exceed our sustainable cost savings target for the 2015 financial year while implementation costs remain within previous guidance.

Our comprehensive Response Plan to conserve cash, in reaction to the lower-for-longer oil price environment, has already yielded cash savings ahead of our 2015 financial year targets with the following key deliverables:
Further cash cost savings realised ahead of our expectations; Maximising margins within a volatile and uncertain economic environment in line with our expectations;
Reduction of our capital portfolio spend in line with our expectations; and
Implementation of the revised dividend policy.

 The most significant re-measurement items for the financial year include:
A full reversal of the impairment of the FT Wax Expansion Project of R2,0 billion, of which R1,3 billion was already recognised at 31 December 2014, mainly due to the extension of the useful life of the asset from 2029 to 2034 and a weaker rand/US dollar exchange rate;
A further partial impairment of our share in the Montney shale gas assets of approximately R1,3 billion (CAD133 million) due to poor conditions in the North American gas market which resulted in a 19% decline in natural gas prices. This is in addition to the impairment of R5,3 billion recognised in the prior financial year; and
As previously communicated during our interim results announcement, a partial impairment of our Etame assets in Gabon of R1,3 billion at 31 December 2014 as a result of the decrease in the oil price.

Our results for the financial year may be further affected by any adjustments resulting from our year-end closure process. This may result in a change in the estimated earnings noted above.

The financial information on which this trading statement is based has not been reviewed or reported on by the Company's external auditors. Sasol's financial results for the financial year ended 30 June 2015 will be announced on Monday, 7 September 2015.


7 August 2015
Johannesburg

Sponsor: Deutsche Securities (SA) Proprietary Limited


SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date August 07, 2015			By: 	/s/ V D Kahla
					Name: 	Vuyo Dominic Kahla
					Title: 	Company Secretary